Exhibit 99.28(a)(xxi)

LORD ABBETT SECURITIES TRUST

AMENDMENT TO

DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of Lord Abbett Securities Trust, a Delaware statutory trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated February 26, 1993 (the “Declaration”), do hereby establish, pursuant to Section 5.3 of the Declaration, a new class of shares for eight of the Trust’s series, including: Lord Abbett Alpha Strategy Fund, Lord Abbett Fundamental Equity Fund, Lord Abbett Global Core Equity Fund, Lord Abbett Growth Leaders Fund, Lord Abbett International Core Equity Fund, Lord Abbett International Dividend Income Fund, Lord Abbett International Opportunities Fund, and Lord Abbett Value Opportunities Fund; such new class to be designated Class F3 of each series. Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 15th day of December, 2016.

/s/ Daria L. Foster Daria L. Foster	/s/ Franklin W. Hobbs Franklin W. Hobbs

/s/ E. Thayer Bigelow E. Thayer Bigelow	/s/ James M. McTaggart James M. McTaggart

/s/ Robert B. Calhoun Robert B. Calhoun, Jr.	/s/ James L.L. Tullis James L.L. Tullis

/s/ Eric C. Fast Eric C. Fast	/s/ Mark A. Schmid Mark A. Schmid

/s/ Evelyn E. Guernsey Evelyn E. Guernsey	/s/ Douglas B. Sieg Douglas B. Sieg

/s/ Julie Hill
Julie A. Hill